FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on September 12, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing that it has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: October 10, 2003

September 12, 2003

FOR IMMEDIATE RELEASE

Media Contacts: Akira Kadota / Wilson Solano

                            International PR, Tokyo

                            (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between August 28, 2003 and September 12, 2003

3.	Aggregate purchase amount: 14,998,751,000 yen

4.	Aggregate number of shares purchased: 9,782,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2003:

•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 200 million shares
•	Aggregate purchase amount: Up to 200 billion yen

2)	Cumulative total of shares repurchased through September 12, 2003:

•	Aggregate purchase amount: 29,998,568,000 yen
•	Aggregate number of shares purchased: 20,268,000 shares

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